

CHAMPION INDUSTRIES, INC.

2001 ANNUAL REPORT

Table of Contents

Corporate Profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a major commercial printer, business forms manufacturer and supplier of office products and office furniture. With annual revenues of over $125 million, the Company primarily serves the geographical area east of the Mississippi through regional divisions.


$180,000
150,000
120,000
90,000
60,000
30,000
0
$123,061
$126,329
$124,359
$125,144
$108,385
1997
1998
1999
2000
2001
Revenues
(In thousands)


$40,000
38,000
36,000
34,000
32,000
30,000
0
$37,746
$37,574
$37,026
$35,246
$34,667
1997
1998
1999
2000
2001
Gross Profit
(In thousands)


$12,000
10,000
8,000
6,000
4,000
2,000
0
$11,453
$8,738
$4,208
$4,221
$1,983
1997
1998
1999
2000
2001
Cash Flow from Operations
(In thousands)


$6.00
5.00
4.00
3.00
2.00
1.00
0
$4.66
$4.81
$4.79
$4.39
$3.20
1997
1998
1999
2000
2001
Book Value Per Share


$18,000
15,000
12,000
9,000
6,000
3,000
0
$13,993
$15,156
$9,933
$8,070
$4,549
1997
1998
1999
2000
2001
Long-term Debt
(Net of current portion)
(In thousands)

FINANCIAL HIGHLIGHTS

(In thousands except share and per share data)

	For the Years Ended October 31,				
Operating Results Data	**2001 (1)**	**2000**	**1999**	**1998**	**1997**
Total revenues	$ **125,144**	$ 126,329	$ 124,359	$ 123,061	$ 108,385
Gross profit	**34,667**	37,026	37,574	37,746	35,246
Income (loss) from operations	**(2,246)**	4,405	6,187	7,874	7,167
Net income (loss)	**(2,182)**	2,109	3,193	4,151	3,767
Earnings (loss) per share					
Basic	$ **(0.22)**	$ 0.22	$ 0.33	$ 0.45	$ 0.45
Diluted	**(0.22)**	0.22	0.33	0.45	0.45
Weighted average shares outstanding					
Basic	**9,714,000**	9,714,000	9,714,000	9,142,000	8,383,000
Diluted	**9,714,000**	9,714,000	9,714,000	9,172,000	8,441,000
Dividends per share	$ **0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.19
Book value per share at year end	**4.39**	4.81	4.79	4.66	3.20

	At October 31,				
Financial Position Data	**2001**	**2000**	**1999**	**1998**	**1997**
Cash and cash equivalents	$ **5,765**	$ 3,174	$ 2,464	$ 9,773	$ 912
Working capital	**26,041**	29,070	30,333	35,108	18,935
Total assets	**63,950**	71,559	73,642	74,505	60,346
Long-term debt (net of current portion)	**4,549**	8,070	9,933	13,993	15,156
Shareholders' equity	**42,601**	46,726	46,560	45,310	26,850

(1) The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including without limitation statements including the word "believes," "anticipates," "intends," "expects," or words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in this report. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

To Our Shareholders, Partners, & Friends...



"Set the proper example."
—Marshall T. Reynolds

Letter from the Chairman and President

The year 2001 was challenging for our Company and for our country. The events of the year made us appreciate what we have, both in America and, more personally, within Champion. As I reflect on what Champion has built as we enter our 10th year as a public Company I am proud yet humbled. As I assess the future of the Company, I am excited and convinced that we have made the necessary decisions and managed our assets in a way that will reflect favorably on our future.

The world of printing and distribution is changing and Champion has adjusted to the necessary changes as they have occurred. We have attempted to be near the forefront of new opportunities, but not too far out in front. We have continually focused both on acquiring new companies and with managing the current companies in our fold. Each day we follow a simple plan of showing up and performing to the best of our ability for our customers. We are still energized by new sales opportunities, production capabilities, enhanced process controls and efficient production techniques. We fight a never-ending battle each day to make our Company better, stronger and more entrenched in our markets. Champion has grown through acquisitions and succeeded through execution. We are now more focused than ever on this formula heading into the next fiscal year and beyond.

Our beginnings date back to 1964 with the purchase of a small family print shop known as Chapman Printing Company with community roots dating to 1922. It was from this base that we grew through acquisitions and internal growth in the 60s, 70s, and 80s. In the early 1990s we were listed on the NASDAQ National Market and from that point we have grown our sales from $30.0 million to over $125.0 million.

Printing is a business on which this nation was founded. In the pages of this annual report you will read much about the history of printing and the history of Champion Industries. Our history in recent years has taken us into some uncharted territories, but Champion has once again landed on its feet and is stronger as a result of the challenges it has faced. In 2001, we faced a critical point in the Company's history. In an effort to solidify our business we determined that some key strategic decisions needed to be made. The result of these decisions would require a significant change in our operating methods and would have substantial charges related to them. Nevertheless, we took our medicine, made the tough decisions and moved forward.

In 2002, we will focus on concluding our restructuring plan so as to achieve the maximum savings from our efforts. We will continue to search out strategic acquisitions which will complement our existing operations and we will aggressively attack our recurring expenses, examine our operating policies and pursue strategies to grow our core sales.

As we reflect on 2001, there were several key events that occurred. We began the year with the acquisition of certain assets of the Huntington, West Virginia Cordage Paper Division. Later in the year an opportunity became available to enter into a strategic alliance with Xpedx, an arm of International Paper. We felt it was appropriate, based on a variety of factors, to execute this agreement and as a result realized a gain representing an acceptable return on our investment.

As the Company entered the traditionally slow summer months, we continued an earnest review of our operations, evaluated the current economy and concluded it was time for Champion to circle the wagons and put ourselves in the best possible position for the future. This resulted in the Company implementing a restructuring and profitability enhancement plan which resulted in plant consolidations, asset impairments, facility consolidations and various other adjustments. The restructuring was the right move for Champion and later events, including the national recession, proved that our review of what was occurring with our customers and in our industry in July of 2001 was correct. The goal of a restructuring is to eliminate a company's weakest links and move forward with a core sustainable earnings model. Our actions in July of 2001 put us on the right track to achieve this goal.

While implementing the initial phases of our restructuring plan in the fourth quarter of 2001, we continued to seek strategic acquisition candidates and were able to close on an ideal opportunity in the Baton Rouge and New Orleans markets. The acquisition of Transdata Systems, Inc. proved a perfect fit for our southern plants and will add approximately $5.0 million a year in outside sales while bringing critical mass to our existing plants in the region.

The fourth quarter of 2001 began to reflect the fruits of our labor for the year. We saw an increase in net income of over 80% representing a per share increase from $0.05 per share in 2000 to $0.09 per share in 2001. These results were encouraging and reflective of the efforts put forth in the past year. I am encouraged by our efforts in 2001 and am confident that whatever the hurdle, obstacle or challenge that is presented we will face it with courage and resolve.

Our future is bright, our balance sheet is in excellent condition and Champion intends to be providing the highest quality products and services for many years to come.

Marshall T. Reynolds,
Chairman and CEO

Kirby J. Taylor,
President and COO

A History of Strength...

The year was 1440 and the world was ending what was known as the Middle Ages and embarking on a new age that would go down in history as the "Renaissance." That same year, a German man, Johannes Gutenburg, converted an unused wine press into a printing press that utilized movable type. This invention, appropriately called the Gutenburg Press, became the cornerstone on which all commercial printing is founded.



> "Coming together is a beginning; staying together is progress and working together is success."
>
> —Henry Ford

Gutenberg's press allowed for the immediate acceptance of the printed book as a substitute for the handwritten or manuscript book. Printing, which at the time was considered little more than a novelty, quickly became an industry.

Numerous improvements and modifications to the Gutenburg press allowed the world to adopt printing as a standard. The printing industry throughout the world allowed individuals to thrive and companies to grow and prosper. In Italy, for example, the first printing press was established in 1469. By the year 1500, that number had grown to over 415.

Gutenburg and his press laid the foundation for one of the building blocks that allowed for the growth of not only business and industry, but countries as well. Printing was used to promote the colonization of the New World. In the year 1609, a promotion piece entitled *"Offering Most Excellent Fruites by Planting in Virginia"* was published to influence people about the benefits of settling in what would become the United States of America.

As the colonization of America grew, so did the need for communication in the New World. In 1638, an early colonial press was procured in England by Reverend Jose Glover. When he died on his voyage to America, his wife assumed responsibility for setting up the press in Cambridge, Massachusetts. In 1640, the *Bay Psalm Book* was produced from this press and 11 copies are still in existence.

Throughout the early 1700s, printing continued to grow in America. Benjamin Franklin learned the craft in the shop of his brother until the year 1723 when he left for New York to start a printing career of his own. After many years of traveling the world in his quest for his own printing shop, Franklin settled in Philadelphia and by 1732 had his own operation. He became the publisher of the Pennsylvania Gazette and his most famous publication is *The Poor Richard's Almanack*.

Throughout his life, Franklin was active in promoting printing. Franklin assisted in the establishment of over 40 printing operations throughout the colonies. His high regard for the craft was evident in the first statement in his will, "I, Benjamin Franklin, printer..."

Benjamin Franklin was not the only printing patriot in America. In 1770,

1440
Johannes Gutenburg designs a printing press and movable type.



1476
William Caxton introduces the printing press in England.

1539
The Doctrine of Christian Language is the first book published in America.



1638
The first printing press in America is set up in Cambridge, Massachusetts.



1663
The first Bible is printed in the American colonies by Samuel Green.

Isaiah Thomas began publication of the *Massachusetts Spy*, a newspaper that supported the cause of the Patriots. When the effects of the Revolutionary War destroyed his business, Thomas made the decision to rebuild and became the leading publisher of books following the war. In 1810, he published a two-volume *History of Printing in America* which continues to remain the best source on colonial printing.

The principles employed by Gutenberg continued to evolve over the years and the printing press underwent radical changes by the year 1900. The improvements allowed printers to increase the number of sheets per day from 300–500 in the late 1400s to 2,000 per hour in the mid 1800s using the first rotary press invented by Richard Hoe of the United States. Since that time, printing presses have continued to evolve and gain efficiencies thought impossible by early founders of the printing process. Today, printing presses can produce in excess of 60,000 sheets per hour and that number continues to grow.

The age of computers, electronics and desktop publishing have completely changed the way printing is done. Photo and computer typesetting have replaced practically all hand and machine composition. Photography is being replaced by electronic imaging systems. Scanners, prepress and desktop publishing have all but replaced color separations. Color proofs are now output directly from digital data and without the use of film in many cases. Computers are used to control press operations and analyze production information during printing. Robots control binderies and paper feeding. The world of printing is changing.

While printing is sure to change more in the coming years than was seen in the previous 500 years since Gutenburg, the certainty is that Champion Industries will continue to adhere to our core values of hard work, superior products and impeccable customer service. At Champion Industries, we understand that the printing industry is one that faces challenges and creates opportunities. We are committed to exploring every opportunity, both internally and externally, with the goal of strengthening our position in the marketplace.



"When you reach for the stars, you may not quite get them, but you won't come up with a handful of mud either."
—Leo Burnett

c.1710
Printing becomes an important trade in the American colonies.

1732
Benjamin Franklin sets up his first printing shop in Philadelphia.

1791
The American Bill of Rights call for freedom of the press.

1800
The Library of Congress is established.

1822
The steam powered press is built in America.





1904
The first offset press is invented in New jersey by Ira W. Rubel.

1929
The teletypesetter is perfected in the United States.

c. 1950
Phototypesetters are becoming the standard in printing.

c. 1980
Desktop publishing begins to make headway into the printing industry.



A FUTURE OF PERFORMANCE...

Champion Industries was founded with the premise that performance equates to results. Through the years, the foundations for continued performance and the subsequent results have been developed through strong leadership, a desire for achievement and a commitment to responsibility.

The Company and its predecessors have been headquartered in Huntington, West Virginia since 1922. In 1964, a corporation formed by Mr. Marshall T. Reynolds and Mr. John Harrah, the Harrah & Reynolds Corporation, purchased Chapman Printing Company from Mr. John Chapman. That year marked the beginning of Champion Industries as it exists today. From a small, community-based printing company an aggressive, powerful and responsible organization has grown.

Acquisition has played an important role in the history of the Company. The ability to better serve our customer base has been enhanced by the synergies brought to the forefront by the personnel, operations and direction of additional operations. Aggressive growth has occurred throughout the last four decades enabling the Company to compete on a global level and provide the customer with a total solution in printing, office products and office furniture.



"Accept challenges, so that you may feel the exhilaration of victory."
—General George S. Patton

1960s
• Precision Printing & Envelope is incorporated by Harrah & Reynolds Corporation in Huntington, West Virginia, marking the start of Champion Industries.
• The Chapman Printing Company is purchased by Harrah & Reynolds along with one other local printing operation.

1970s
• The decade sees the addition of five printing companies located in West Virginia and Kentucky.
• The Company diversifies its product offerings by adding office products and furniture.
• Mr. Marshall T. Reynolds becomes the sole owner of Champion Industries by purchasing the interests owned by Mr. John Harrah.

1980s
• The Company continues its growth in the printing industry by adding three additional printing companies.
• The Company further solidifies its position in the office products and furniture industry by acquiring Stationers, Inc.

1990s
• Champion becomes a publicly-traded organization by offering common stock on the NASDAQ stock exchange in January of 1993.
• The Company makes a bold statement in the Southern United States by



1922 Chapman Printing Founded
1964 Harrah & Reynolds purchased
1973 Cardinal Printing is purchased.
1974 (printing division)
1977
1981 MPC
1987 Stationers
1993 NASDAQ Public Offering
1993 GarrisonBrewer
1993 Champion Industries
Precision Printing & Envelope Founded under Harrah & Reynolds 1963
Standard Printing is purchased. 1969
Marshall T. Reynolds becomes sole owner. 1974
Commercial Printing is purchased. 1975
Bluegrass Printing is purchased. 1979
Transylvania Company 1983
Quality Printing is purchased. 1989
Bourque Printing, Inc. 1993
1993

acquiring eleven printing companies stretching from North Carolina to Louisiana.

• The Company's largest acquisitions to date, Interform Solutions and Consolidated Graphic Communications, have a marked impact on the ability of the company to drive revenues through sales to national accounts.

• The Company adds three additional printing operations to the organization with acquisitions in West Virginia, Ohio and Maryland.

• Champion's office products and furniture divisions are strengthened by the addition of seven acquisitions in Indiana, Kentucky, West Virginia and Louisiana.

2000 and beyond

• The new millennium begins with continued growth for the Company with the addition of Cincinnati Cordage Paper Company - Huntington Division and the subsequent profits realized that same year from its sale.

• The Company's printing divisions grow again with the addition of Transdata Systems, Inc. in New Orleans and Baton Rouge.

• The Company implements a B2B e-commerce solution, allowing customers throughout the world to easily place orders, check inventory and order status, review and approve proofs, and track shipments via the internet—all in real time. This investment and growing focus on the technology associated with printing allows customers and the Company increased efficiencies. With a full digital prepress in each location, the Company is able to delegate the needed requirements of any job to those locations best suited for the operation.

Champion's commitment to be a "single source" supplier to the marketplace will continue to be our driving force as we move forward. Our ability to blend emerging technologies with traditional printing processes and services, ensures continued growth, and further enhances our position as a "world class" provider of printing solutions.

The Company has grown throughout the years in a strategic manner. The growth has been planned, deliberate and managed. Acquisitions have allowed the Company to expand their competitive footprint in the marketplace. Additionally, these actions have allowed the Company to capitalize on opportunities to provide outstanding and notable service to their customers, ethical and considerate attention to their communities and fiscal and social responsibility to their shareholders, partners and families.



"Success is the sum of small efforts, repeated day in and day out..."
—Robert Collier

Over time, Champion Industries, Inc. has taken steps to further the performance of the Company. While an impressive list of companies have joined the Champion family, all of those companies are comprised of people that hold the same values of every Champion team member...a focus on the end result...the customer. As the Company grew, and continues to grow, there should be no question that the values of Champion Industries, Inc. remain the same and will continue to do so in the future.

1993 Rivas Business Forms Sales Purchased

1993 Carolina Cut Sheets

1994 Spectrum Press

1994 PDG

1994 Premier Printing

1995 US TAG

1995 Donihe Graphics

1995 Upton Printing

1995 Smith & Butterfield

1996 The Merten Company

1996 Consolidated Graphic Communications

1996 Interform Solutions

1997

1998 (office products division)

1998 Capitol Business Interiors

1998 Thompson's of Morgantown Purchased. Champion Morgantown

1999

1999 A·I·M Printing

1999 Diez Office Products

2000 Cordage Papers

2001 Transdata Systems, Inc.

The Chapman Printing Co.
2450-90 First Avenue
Huntington, WV 25703
Phone: 304–528–2791
Toll Free: 800–624–3431
Fax: 304–528–2746
Email: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital prepress • Office product sales • 1- and 2-color presses up to 28"x40" • Full bindery with auto saddle stitch and perfect binding • Letterpress, envelope presses, foil stamping • In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets, and continuous snapouts • Off- and online MICR encoding • Automated presentation folder/gluer

The Chapman Printing Co.
1565 Hansford Street
Charleston, WV 25311
Phone: 304–341–0676
Toll Free: 800–824–6620
Fax: 304–341–0688
Email: cpcchas@champion-industries.com

Printing sales headquarters with full digital prepress • Office product sales

The Chapman Printing Co.
405 Ann Street
Parkersburg, WV 26101
Phone: 304–485–8596
Toll Free: 800–458–8596
Fax: 304–485–4793
Email: cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital prepress and full color separations • Photography studio • Office product sales • 5- and 6-color presses up to 28"x40" • Full bindery

The Chapman Printing Co.
890 Russell Cave Road
Lexington, KY 40505
Phone: 859–252–2661
Toll Free: 800–432–0959
Fax: 859–231–8341
Email: cpco@mis.net

Printing sales office with full digital prepress • Office product sales

Bourque Printing, Inc.
13112 South Choctaw Drive
Baton Rouge, LA 70815
Phone: 225–272–9254
Toll Free: 800–552–4610
Fax: 225–273–2535
Email: bourque@champion-industries.com

Mid-sized commercial printer with full digital prepress • Office product sales • 1- to 5-color presses up to 26"x40" • Full bindery featuring automated saddle stitching and perfect binding • Fulfillment

Carolina Cut Sheets
P.O. Box 299
Huntington, WV 25707
Phone: 304–691–5041
Toll Free: 800–745–5301
Fax: 888–747–5287
Email: ccsart@champion-industries.com

Roll to cut sheet business forms manufacturer with digital prepress • 1- to 5-color presses up to 14"x17" • Capabilities include folding, drilling, and padding

US Tag & Ticket
2217 Robb Street
Baltimore, MD 21218
Phone: 410–467–2633
Toll Free: 800–638–1018
Fax: 410–467–4579
Email: ustag@champion-industries.com

Stock and custom tag manufacturer • Small-sized commercial printer with full digital prepress • 1- to 3-color presses up to 14"x20" • Full bindery • Letterpress up to 18"x22"

Donihe Graphics, Inc.
766 Brookside Drive
Kingsport, TN 37660
Phone: 423–246–2800
Toll Free: 800–251–0337
Fax: 423–246–7025
Email: printing@donihegraphics.com

Medium- to long-run half-web color printer with full digital prepress featuring full color separations • 5-color 2-sided Harris M110 press up to 17 3/4"x26 1/2" with UV coating • 6-color sheetfed press up to 28"x40" with coater and full bindery

Upton Printing Co.
746 Carondelet Street
New Orleans, LA 70130
Phone: 504–525–8283
Toll Free: 800–807–9688
Fax: 504–569–0715
Email: uptonprt@bellsouth.net

Mid-sized commercial printer with full digital prepress • 1- to 6-color presses up to 26"x40" • Full bindery featuring automatic saddle stitching and perfect binding • Fulfillment services

THE MERTEN COMPANY
A DIVISION OF CHAMPION INDUSTRIES, INC.

The Merten Company
1515 Central Parkway
Cincinnati, OH 45214
Phone: 513–721–5167
Toll Free: 800–255–8638
Fax: 513–241–2219
Email: sales@mertenco.com

Mid-sized commercial printer with full digital prepress • 1- to 6-color presses up to 28"x40" with in line aqueous coating • Full bindery • Fulfillment services

INTERFORM SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

Interform Solutions
1901 Mayview Road
Bridgeville, PA 15017
Phone: 412–221–3300
Toll Free: 800–945–7746
Fax: 412–221–6222
Email: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade • Roll-fed presses up to 8-color • Full bindery • Mailer and blown-on labels • Direct mail printing and in-house mailing services • Bar coding for inventory control • Variable imaging (with tickets) Foil embossing and registered holograms • Forms management program • Warehousing

CONSOLIDATED GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

Consolidated Graphic Communications
1901 Mayview Road
Bridgeville, PA 15017
Phone: 412–221–2700
Toll Free: 800–568–3676
Fax: 412–257–8628
Email: info@CGC1.com

Full line printing and services distributor • Print management • Fulfillment • B2B e-commerce solutions

Blue Ridge PRINTING

Blue Ridge Printing Co.
544 Haywood Road
Asheville, NC 28806
Phone: 828–254–1000
Toll Free: 800–633–4298
Fax: 828–252–6455
Email: asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele, as well as ad agencies • Highest quality commercial printer with full digital prepress • Utilizes proprietary UltraRaster™ color separation process • 4- and 6-color presses up to 20"x26" • Full bindery • Die cutting

Blue Ridge PRINTING

Blue Ridge Printing Co.
1485 Amherst Road
Knoxville, TN 37909
Phone: 865–584–1195
Toll Free: 800–566–6194
Fax: 865–588–6022
Email: knoxville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele, as well as ad agencies • Highest quality commercial printer with full digital prepress • Utilizes proprietary UltraRaster™ color separation process • 6-color press up to 28"x40" with in line coating • Full bindery • Die cutting

TRANSDATA SYSTEMS, INC.

Transdata
7868 Anselmo Lane
Baton Rouge, LA 70810
Phone: 225–766–4400
Toll Free: 800–349–4400
Fax: 225–767–3359
Transdata@aol.com

TRANSDATA SYSTEMS, INC.

Transdata
8408 and 8416 Oak Street
New Orleans, LA 70118
Phone: 504–866–9671
Fax: 504–866–9674
Transdata@aol.com

Transdata specializes in business forms and specialty products

GROWTH THROUGH DIVERSITY...



"Don't tell me how rocky the sea is. Just bring me the ship."
—Vince Lombardi

Each and every day, millions of Americans and people all over the world go to their respective places of business.

Many times, the office is a place where we spend a majority of our day. Because of that, the office needs to be functional, comfortable and meet the needs of business. The office products and furniture divisions of Champion Industries, Inc. strive to provide businesses with everything they need within their office to facilitate business.

During the mid-1970s, the Company began to recognize the opportunity that existed for continued growth in the office products and office furniture industries. The sales and customer service teams were soon equipped with the ability to sell these products through strategic relationships with manufacturers of the same.

In 1987, the Company acquired Stationers, Inc., an office product, office furniture and retail bookstore operation located in Huntington, West Virginia. The existing office products and furniture operations of Champion Industries were consolidated into Stationers at that same time. In 1991, Stationers sold the assets of its retail bookstore and operated solely as a direct-sales operation.

The office products and furniture divisions grew throughout the coming years by acquisition and expansion. In 1993, Stationers began operations in Marietta, Ohio, under the name Garrison Brewer. In 1996, the Company acquired Smith & Butterfield Company, Inc., an office products operation with locations in Evansville, Indiana and Owensboro, Kentucky.

The operations of the Company grew again in 1998 with the additions of Rose City Press and Capitol Business Interiors of Charleston, West Virginia. In that same year, the Company acquired Thompson's of Morgantown, Inc. and Thompson's of Barbour County, Inc. of Morgantown, West Virginia. All of these acquisitions are operated as divisions of Stationers, Inc.

In 1999, the Company grew again with the acquisition of Diez Business Machines of Gonzales, Louisiana. Diez is also operated as a division of Stationers.

Through its office products and furniture divisions, the Company provides a full range of office products and office furniture primarily in the



1922
Chapman Printing Founded

1963
Precision Printing & Envelope Founded under Harrah & Reynolds

1964
Harrah & Reynolds purchase

1972
Chapman begins to offer office products & furniture.



1974
Marshall T. Reynolds becomes sole owner.

1987
Stationers

1991
Stationers sells retail bookstore operation.

1993
NASDAQ Public Offering

budget and middle price ranges, and also offers office design services.

The Company publishes a catalog of high volume, frequently ordered items purchased directly from manufacturers. These catalog sales account for the bulk of sales volume and afford sales personnel flexibility in product selection and pricing.

In addition, the Company offers a broad line of general office products through major wholesalers' national catalogs. The Company has implemented an Internet e-commerce site, which allows customers to order office products, furniture and forms online. The e-commerce site includes the office products and office furniture catalog and may be accessed at the Company's web page at www.champion-industries.com. The Company believes that this site will allow customers to access data concerning their company's purchase habits so as to better control expenditures for office products and eliminate large in-house inventories.

The Company is a member of a major office products purchasing organization. Members benefit from volume discounts, which permit them to offer competitive prices and improve margins. The wants and needs of our customers are being listened to. We continually search out avenues that allow us to provide our customers with the highest level of service, delivery and quality.

As the needs of business grow and expand so will the diversity that Champion Industries brings to the marketplace in their office products and furniture divisions. Through these divisions, the Company will continue to provide the functionality and comfort that businesses of today, and in the future, need.

"We must open the doors of opportunity. But we must also equip our people to walk through those doors."
—Lyndon B. Johnson



1993 GarrisonBrewer

1996

1998 (Office Products division)

1998 Capitol Business Interiors

1998 Thompson's of Morgantown Purchased. Champion Morgantown

1999 Independent Printing Service Inc

1999 Diez Office Products

To be continued...

Stationers, Inc./Rose City Press
1945 Fifth Avenue
Huntington, WV 25703
Phone: 304–528–2780
Toll Free: 800–862–7200
Fax: 304–528–2795
Email: stationers@citynet.net

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services

Garrison Brewer
214 Stone Road
Belpre, OH 45714
Phone: 740–423–1400
Toll Free: 800–544–5211
Fax: 740–423–1612

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services • Printing sales

Smith & Butterfield
2800 Lynch Road
Evansville, IN 47733
Phone: 812–422–3261
Toll Free: 800–321–6543
Fax: 812–429–0532

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services

Smith & Butterfield
115 East 3rd Street
Owensboro, KY 42301
Phone: 270–683–3555
Fax: 270–683–3556

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services • Printing sales

Champion-Clarksburg
700 North 4th Street
Clarksburg, WV 26301
Phone: 304–623–6688
Fax: 304–623–0267

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services • Printing sales

Diez Office Products
1733 North Airline Highway
Gonzales, LA 70737
Phone: 225–644–8608
Fax: 225–647–6068

Full line of office products and supplies • Data products and supplies • Office furniture: Mid-range; Budget

Champion-Jackson
323 East Hamilton Street
Jackson, MS 39205
Phone: 601–355–4531
Toll Free: 800–677–7677
Fax: 601–355–3406

Office products sales • Printing sales headquarters with digital prepress

Champion-Morgantown
163 Kirk Street
Morgantown, WV 26505
Phone: 304–296–2511
Toll Free: 800–834–6310
Fax: 304–291–3860
Email: hpthompsons@etcom.net

Full line of office products and supplies • Data products and supplies • Office furniture: A-Grade; Mid-range; Budget; Pre-owned • Design services • Printing sales

Capitol Business Interiors
711 Indiana Avenue
Charleston, WV 25302
Phone: 304–343–7550
Toll Free: 800–628–7880
Fax: 304–346–3350
Email: offices@capbizint.com

Office furniture: A-Grade; Systems • Space Planning and Design

LEADERSHIP THROUGH EXAMPLE...

DIRECTORS

Neal W. Scaggs
President, Baisden Brothers, Inc.
(Retail and wholesale hardware)

A. Michael Perry
Retired Chairman of the Board
Bank One West Virginia, N.A.

Todd L. Parchman
Partner, Parchman, Vaughan & Company (Investment bankers)

Robert H. Beymer
Chairman of the Board,
First Sentry Bank

Philip E. Cline
President, Monumental Concrete Co.

Harley F. Mooney, Jr.
Brig. Gen. U.S. Army (Retired)
Managing Partner, Mooney-Osborne & Associates (Management consultant)

Marshall T. Reynolds
Chief Executive Officer & Chairman of the Board, Champion Industries, Inc.

Glenn W. Wilcox, Sr.
CEO and Chairman of the Board, Wilcox Travel Agency, Inc.



(back row l. to r.) Neal W. Scaggs, A. Michael Perry, Todd L. Parchman, Robert H. Beymer, Philip E. Cline
(front row l. to r.) Harley F. Mooney, Jr., Marshall T. Reynolds, Glenn W. Wilcox, Sr.

OFFICERS

Marshall T. Reynolds
Chief Executive Officer & Chairman of the Board

Kirby J. Taylor
President and Chief Operating Officer

Toney K. Adkins
Vice President – Administration

J. Mac Aldridge
Vice President, Division Manager of Stationers

Gary A. Blackshire
Vice President

Todd R. Fry
Vice President and Chief Financial Officer

R. Douglas McElwain
Vice President, Division Manager of Bourque

Theodore J. Nowlen
Vice President, President of Interform

James A. Rhodes
Vice President, President of Consolidated Graphic Communications

Walter R. Sansom
Secretary

Ronald W. Taylor
Vice President

FINANCIAL SUMMARY

FINANCIAL CONTENTS

The following selected consolidated financial data for each of the five years in the period ended October 31, 2001 have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2001	2000	1999	1998	1997
Operating Statement Data:	(In thousands, except share and per share data)				
Revenues:					
Printing	$ 98,146	$ 96,657	$ 92,405	$ 95,003	$ 87,979
Office products and office furniture	26,998	29,672	31,954	28,058	20,406
Total revenues	125,144	126,329	124,359	123,061	108,385
Cost of sales:					
Printing	71,816	69,376	65,021	66,699	59,850
Office products and office furniture	18,661	19,927	21,764	18,616	13,289
Total cost of sales	90,477	89,303	86,785	85,315	73,139
Gross profit	34,667	37,026	37,574	37,746	35,246
Selling, general and administrative expenses	31,800	32,621	31,387	29,872	28,079
Restructuring costs	2,052	—	—	—	—
Asset impairment costs	3,061	—	—	—	—
Income (loss) from operations	(2,246)	4,405	6,187	7,874	7,167
Interest income	64	71	157	245	20
Interest expense	(891)	(1,018)	(1,228)	(1,507)	(1,586)
Other income	528	114	211	241	737
Income (loss) before income taxes	(2,545)	3,572	5,327	6,853	6,338
Income tax benefit (expense)	363	(1,463)	(2,134)	(2,702)	(2,571)
Net income (loss)	$ (2,182)	$ 2,109	$ 3,193	$ 4,151	$ 3,767
Earnings (loss) per share:					
Basic	$ (0.22)	$ 0.22	$ 0.33	$ 0.45	$ 0.45
Diluted	(0.22)	0.22	0.33	0.45	0.45
Dividends per share	0.20	0.20	0.20	0.20	0.19
Weighted average common shares outstanding:					
Basic	9,714,000	9,714,000	9,714,000	9,142,000	8,383,000
Diluted	9,714,000	9,714,000	9,714,000	9,172,000	8,441,000

	At October 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:			(In thousands)		
Cash and cash equivalents	$ 5,765	$ 3,174	$ 2,464	$ 9,773	$ 912
Working capital	26,041	29,070	30,333	35,108	18,935
Total assets	63,950	71,559	73,642	74,505	60,346
Long-term debt (net of current portion)	4,549	8,070	9,933	13,993	15,156
Shareholders' equity	42,601	46,726	46,560	45,310	26,850

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, seven office products and office furniture companies and a paper distribution division (which was subsequently sold) since its initial public offering on January 28, 1993.

The Company's largest acquisition since the initial public offering was the purchase of Interform on December 31, 1996. The addition of Interform sales to the printing segment increased the printing component of the Company's revenue mix. Through sales to independent distributors, and through its own distributor, Consolidated Graphic Communications, Interform provides the Company access to the large northeastern markets of Pennsylvania, New Jersey and New York.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, office supplies, office furniture, data products and office design services. The Company recognizes revenues when products are shipped or services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ in thousands)					
	2001		2000		1999	
Revenues:						
Printing	$ 98,146	78.4%	$ 96,657	76.5%	$ 92,405	74.3%
Office products and office furniture	26,998	21.6	29,672	23.5	31,954	25.7
Total revenues	125,144	100.0	126,329	100.0	124,359	100.0
Cost of sales:						
Printing	71,816	57.4	69,376	54.9	65,021	52.3
Office products and office furniture	18,661	14.9	19,927	15.8	21,764	17.5
Total cost of sales	90,477	72.3	89,303	70.7	86,785	69.8
Gross profit	34,667	27.7	37,026	29.3	37,574	30.2
Selling, general and administrative expenses	31,800	25.4	32,621	25.8	31,387	25.2
Restructuring charges	2,052	1.6	—	—	—	—
Asset impairment charges	3,061	2.5	—	—	—	—
Income (loss) from operations	(2,246)	(1.8)	4,405	3.5	6,187	5.0
Other income (expense):						
Interest income	64	0.1	71	0.1	157	0.1
Interest expense	(891)	(0.7)	(1,018)	(0.8)	(1,228)	(1.0)
Other income	528	0.4	114	0.1	211	0.2
Income (loss) before income taxes	(2,545)	(2.0)	3,572	2.9	5,327	4.3
Income tax benefit (expense)	363	0.3	(1,463)	(1.2)	(2,134)	(1.7)
Net income (loss)	$ (2,182)	(1.7%)	$ 2,109	1.7%	$ 3,193	2.6%

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

Revenues

Consolidated net revenues were $125.1 million for the year ended October 31, 2001 compared to $126.3 million in the prior fiscal year. This change represents a decrease in revenues of $1.2 million or 0.9%. Printing revenues increased by $1.5 million or 1.5% from $96.7 million in 2000 to $98.1 million in 2001. The increase in printing sales was primarily the result of acquisitions during 2001. Office products and office furniture revenue decreased $2.7 million or 9.0% from $29.7 million in 2000 to $27.0 million in 2001. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower furniture sales, resulting from a challenging economic environment during 2001. Gross margin dollars declined in both divisions with an overall decrease of $2.4 million or 6.4%.

Cost of Sales

Total cost of sales for the year ended October 31, 2001 totaled $90.5 million compared to $89.3 million in the previous year. This change represented an increase of $1.2 million or 1.3% in cost of sales. Printing cost of sales increased $2.4 million or 3.5% to $71.8 million in 2001 compared to $69.4 million in 2000. Printing cost of sales were higher due to an overall increase in printing sales coupled with an increase in material costs as a percentage of sales partially due to the recording of certain costs of the Company's restructuring and profitability enhancement plan as a component of cost of goods sold. Office products and office furniture cost of sales decreased $1.3 million or 6.4% to $18.7 million from $19.9 million in 2000, primarily due to lower furniture sales.

Operating Expenses and Income

Selling, general and administrative (S,G&A) expenses decreased $822,000 to $31.8 million in 2001 from $32.6 million in 2000. S,G&A as a percentage of net sales represented 25.4% of net sales in 2001 compared with 25.8% of net sales in 2000. This decrease is related, in part, to decreases in corporate overhead expenses, and lower payroll related costs partially offset by increased health insurance costs, travel costs and bad debt expenses.

The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter of 2001. The plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The Company followed the applicable provisions of Financial Accounting Standards Board No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, to compute the tangible and intangible impairment portions of the restructuring charges. As a result of the restructuring plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share. The charges were composed of the following components: write-down of goodwill, facilities and equipment of $3,060,000; employee severance and termination benefits of $55,000 and restructuring and other charges of $2,976,000. The restructuring and other charges included charges related to increases and related write-offs in the allowance for doubtful accounts, inventory obsolescence reserves and inventory valuation modifications, costs related to duplicative facility leases, computer systems related charges, termination fees of a pension plan of an acquired company, and other general charges to implement the above mentioned plan.

The charges are classified on the statement of operations as components of income from operations. Inventory obsolescence and valuation reserves are classified as a component of cost of sales in the amount of $978,000.

OTHER INCOME (EXPENSE)

Interest expense decreased $127,000 to $900,000 in 2001 from $1.0 million in 2000 primarily as a result of a decrease in interest rates.

Other income increased approximately $400,000 primarily due to a gain resulting from the strategic alliance with Xpedx.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 14.3% in 2001 compared with income tax expense of 41.0% in 2000.

The Company recorded a tax benefit in the third quarter of 2001 as a result of restructuring and asset impairment charges. The effective income tax rate in 2001 is reflective of certain tax attributes of non-deductible goodwill resulting from asset impairment charges.

The effective income tax rate in 2000 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME (LOSS)

For reasons set forth above, net income for 2001 decreased $4.3 million to a net loss of $(2.2) million, or $(0.22) per share on a basic and diluted basis, from net income of $2.1 million for 2000, or $0.22 per share on a basic and diluted basis.

YEAR ENDED OCTOBER 31, 2000 COMPARED TO YEAR ENDED OCTOBER 31, 1999

REVENUES

Consolidated net revenues were $126.3 million for the year ended October 31, 2000 compared to $124.4 million in the prior fiscal year. This change represents a growth in revenues of $2.0 million or 1.6%. Printing revenues increased by $4.3 million or 4.6% from $92.4 million in 1999 to $96.7 million in 2000. Office products and office furniture revenue decreased $2.3 million or 7.1% from $32.0 million in 1999 to $29.7 million in 2000. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower furniture sales. Gross margin dollars declined in both divisions with an overall decrease of $548,000 or 1.5%.

COST OF SALES

Total cost of sales for the year ended October 31, 2000 totaled $89.3 million compared to $86.8 million in the previous year. This change represented an increase of $2.5 million or 2.9% in cost of sales. Printing cost of sales increased $4.4 million or 6.7% to $69.4 million in 2000 compared to $65.0 million in 1999. Printing cost of sales were higher due to an overall increase in printing sales coupled with an increase in material costs as a percentage of sales. Office products and office furniture cost of sales decreased $1.8 million or 8.4% to $19.9 million from $21.8 million in 1999, primarily due to lower furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $1.2 million to $32.6 million in 2000 from $31.4 million in 1999. S,G&A as a percentage of net sales represented 25.8% of net sales in 2000 compared with 25.2% of net sales in 1999. This increase is related, in part, to increases in corporate overhead expenses, higher information system costs, depreciation on newly acquired equipment and increased health insurance costs and expenses related to AIM Printing and IPS being included for a full year in 2000. In addition, expenses for eleven months for Diez are included in 2000.

OTHER INCOME (EXPENSE)

Interest expense decreased $211,000 to $1.0 million in 2000 from $1.2 million in 1999 as a result of a reduction in debt. Interest income decreased $87,000 to $71,000 in 2000 from $158,000 in 1999. The additional income in 1999 was due to higher average funds invested as a result of a stock offering in April of 1998.

INCOME TAXES

Income taxes as a percentage of income before taxes were 41.0% in 2000 compared with 40.1% in 1999. This increase was primarily caused by a change in the geographic profitability mix of our operations, which resulted in higher effective tax rates at the state level.

NET INCOME

For reasons set forth above, net income for 2000 decreased $1.1 million to $2.1 million, or $0.22 per share on a basic and diluted basis, from $3.2 million for 1999, or $0.33 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2001, the Company had $5.8 million of cash and cash equivalents, an increase of $2.6 million from the prior year. Working capital as of October 31, 2001 was $26.0 million, a decrease of $3.0 million from October 31, 2000. The decrease in working capital was primarily the result of a decrease in current assets and an increase in current liabilities in part due to capital expenditures, dividend payments and principal payments on debt. The increase in cash and cash equivalents is primarily attributable to cash provided from operations including net cash flow from accounts receivable and inventory reductions of $3.0 million and $1.0 million.

The Company has historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has available a line of credit totaling $10.0 million and a line of credit totaling $1.0 million (see Note 3 to the Consolidated Financial Statements for additional information). For the foreseeable future, management believes it can fund operations, meet debt service requirements, and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations, and lines of credit.

Cash Flows from Operating Activities

Cash flows from operating activities for the years ended October 31, 2001, 2000 and 1999 were $11.5 million, $8.7 million and $4.2 million. Cash flows from operating activities for the fiscal year 2001 compared to 2000 increased primarily due to positive cash flow from the reduction of accounts receivable and inventory.

Cash Flows from Investing Activities

Cash used in investing activities was ($2.7) million, ($3.1) million and ($4.9) million for the years ended October 31, 2001, 2000 and 1999. Cash flows used in investing activities decreased in 2001 compared to 2000 due to a decrease in the purchase of property and equipment and from proceeds from the sale of a division. These increases in cash were partially offset by cash expended in the purchases of businesses in 2001. Cash flows used in investing activities decreased in 2000 compared to 1999 due to a decrease in the purchase of property and equipment.

Cash Flows from Financing Activities

Cash flows used in financing activities for the years ended October 31, 2001, 2000, and 1999 were ($6.1) million, ($4.9) million and ($6.6) million. Cash flows used in financing activities increased in 2001 compared to 2000 due to an increase in principal payments on long-term debt. Dividends paid in 2001, 2000 and 1999 were $1.9 million per year.

Inflation and Economic Conditions

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, the increase in energy costs should not have a significant impact on the Company.

Seasonality

Historically, the Company has experienced a greater portion of its annual sales and net income in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

Common Stock Price Ranges and Quarterly Dividend Information

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System since the Offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and do not include retail mark-up, mark-down or commission.

	Fiscal Year 2001		Fiscal Year 2000	
	High	Low	High	Low
First quarter	$2.94	$2.03	$5.12	$3.75
Second quarter	3.06	2.50	4.50	2.81
Third quarter	3.51	2.70	4.38	2.38
Fourth quarter	3.45	2.10	3.25	2.56

At the close of business on January 11, 2002, there were 481 shareholders of record of Champion common stock.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Year		
	2002	2001	2000
First quarter	$0.05	$0.05	$0.05
Second quarter	—	0.05	0.05
Third quarter	—	0.05	0.05
Fourth quarter	—	0.05	0.05

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CHAMPION INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Industries, Inc. and Subsidiaries at October 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Charleston, West Virginia
December 21, 2001

Consolidated Balance Sheets
Champion Industries, Inc. and Subsidiaries

	October 31, 2001	October 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 5,764,716	$ 3,173,587
Accounts receivable, net of allowance of $1,432,000 and $1,509,000	19,165,773	21,986,924
Inventories	11,764,195	13,576,479
Income tax refund	279,271	—
Other current assets	769,034	1,009,915
Deferred income tax assets	1,111,018	1,103,480
Total current assets	38,854,007	40,850,385
Property and equipment, at cost:		
Land	825,220	1,009,220
Buildings and improvements	5,562,762	6,631,840
Machinery and equipment	34,421,518	34,832,461
Equipment under capital leases	2,583,407	1,600,000
Furniture and fixtures	2,480,050	2,278,750
Vehicles	3,031,861	2,870,865
	48,904,818	49,223,136
Less accumulated depreciation	(27,743,183)	(24,267,533)
	21,161,635	24,955,603
Assets held for sale	1,057,216	—
Cash surrender value of officers' life insurance	885,852	1,246,558
Goodwill, net of accumulated amortization	1,334,183	3,634,439
Other assets	657,021	872,214
	3,934,272	5,753,211
Total assets	$ 63,949,914	$ 71,559,199

See notes to consolidated financial statements.

	October 31,	
	2001	2000
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 4,343,291	$ 3,601,765
Accrued payroll and commissions	2,107,377	2,199,379
Taxes accrued and withheld	1,289,560	1,197,435
Accrued income taxes	—	224,519
Accrued expenses	1,218,575	1,005,744
Current portion of long-term debt:		
Notes payable	3,329,627	3,210,255
Capital lease obligations	524,316	341,661
Total current liabilities	12,812,746	11,780,758
Long-term debt, net of current portion:		
Notes payable	3,994,555	7,730,531
Capital lease obligations	554,514	339,653
Deferred income tax liabilities	3,554,169	4,173,419
Other liabilities	433,044	809,080
Total liabilities	21,349,028	24,833,441
Commitments and contingencies		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,713,913 shares issued and outstanding	9,713,913	9,713,913
Additional paid-in capital	22,242,047	22,242,047
Retained earnings	10,644,926	14,769,798
Total shareholders' equity	42,600,886	46,725,758
Total liabilities and shareholders' equity	$ 63,949,914	$ 71,559,199

See notes to consolidated financial statements.

Consolidated Statements of Operations
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2001	**2000**	**1999**
Revenues:			
Printing	**$ 98,146,114**	$ 96,656,679	$ 92,404,925
Office products and office furniture	**26,998,196**	29,672,727	31,953,877
Total Revenues	**125,144,310**	126,329,406	124,358,802
Cost of sales:			
Printing	**71,815,872**	69,376,266	65,021,151
Office products and office furniture	**18,661,472**	19,927,207	21,763,787
Total cost of sales	**90,477,344**	89,303,473	86,784,938
Gross profit	**34,666,966**	37,025,933	37,573,864
Selling, general and administrative expenses	**31,799,557**	32,621,339	31,387,527
Restructuring costs	**2,052,692**	—	—
Asset impairment costs	**3,060,706**	—	—
Income (loss) from operations	**(2,245,989)**	4,404,594	6,186,337
Other income (expense):			
Interest income	**63,700**	71,094	157,691
Interest expense	**(890,787)**	(1,017,618)	(1,228,157)
Other	**528,013**	113,710	210,912
	(299,074)	(832,814)	(859,554)
Income (loss) before income taxes	**(2,545,063)**	3,571,780	5,326,783
Income tax benefit (expense)	**362,974**	(1,463,109)	(2,133,872)
Net income (loss)	**$ (2,182,089)**	$ 2,108,671	$ 3,192,911
Earnings (loss) per share:			
Basic	**$ (0.22)**	$ 0.22	$ 0.33
Diluted	**(0.22)**	0.22	0.33
Dividends paid per share:	**0.20**	0.20	0.20
Weighted average shares outstanding:			
Basic	**9,714,000**	9,714,000	9,714,000
Diluted	**9,714,000**	9,714,000	9,714,000

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October, 31, 1998	9,713,913	$9,713,913	$22,242,047	$13,353,775	$45,309,735
Net income for 1999	—	—	—	3,192,911	3,192,911
Dividends ($0.20 per share)	—	—	—	(1,942,777)	(1,942,777)
Balance, October 31, 1999	9,713,913	9,713,913	22,242,047	14,603,909	46,559,869
Net income for 2000	—	—	—	2,108,671	2,108,671
Dividends ($0.20 per share)	—	—	—	(1,942,782)	(1,942,782)
Balance, October 31, 2000	9,713,913	9,713,913	22,242,047	14,769,798	46,725,758
Net loss for 2001	**—**	**—**	**—**	**(2,182,089)**	**(2,182,089)**
Dividends ($0.20 per share)	**—**	**—**	**—**	**(1,942,783)**	**(1,942,783)**
Balance, October 31, 2001	**9,713,913**	**$9,713,913**	**$22,242,047**	**$10,644,926**	**$42,600,886**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CHAMPION INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended October 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	**$(2,182,089)**	$2,108,671	$3,192,911
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**4,507,165**	4,286,048	3,892,312
Gain on sale of assets	**(12,584)**	19,147	41,004
Gain on sale of division	**(407,515)**	—	—
Deferred income taxes	**(814,020)**	(239,120)	33,436
Deferred compensation	**21,446**	25,020	42,000
Bad debt expense	**705,742**	412,420	529,747
Restructuring, asset impairment and other charges (cash)	**6,091,298**	—	—
Changes in assets and liabilities:			
Accounts receivable	**2,992,168**	1,705,346	(2,971,599)
Inventories	**1,049,516**	571,215	(1,197,359)
Other current assets	**255,797**	(150,376)	(347,433)
Accounts payable	**(219,276)**	(15,070)	(86,112)
Accrued payroll	**(190,106)**	431,034	205,028
Taxes accrued and withheld	**65,525**	281,351	290,324
Accrued income taxes	**(503,790)**	(452,600)	501,917
Accrued expenses	**115,478**	(201,409)	118,853
Other liabilities	**(22,176)**	(43,665)	(23,810)
Net cash provided by operating activities	**11,452,579**	8,738,012	4,221,219
Cash flows from investing activities:			
Purchase of property and equipment	**(1,806,122)**	(2,334,255)	(4,078,328)
Proceeds from sale of fixed assets	**247,829**	181,302	301,454
Proceeds from sale of division	**264,700**	—	—
Business acquired, net of cash received	**(1,588,040)**	(463,477)	(788,941)
Change in other assets	**141,919**	(478,699)	(342,755)
Net cash used in investing activities	**(2,739,714)**	(3,095,129)	(4,908,570)
Cash flows from financing activities:			
Borrowing on notes payable	**1,500,000**	—	—
Payments on notes payable	**(1,500,000)**	—	—
Proceeds from long-term debt	**1,192,397**	1,168,720	45,613
Principal payments on long-term debt	**(5,371,350)**	(4,158,788)	(4,725,124)
Dividends paid	**(1,942,783)**	(1,942,782)	(1,942,777)
Net cash used in financing activities	**(6,121,736)**	(4,932,850)	(6,622,288)
Net increase (decrease) in cash and cash equivalents	**2,591,129**	710,033	(7,309,639)
Cash and cash equivalents at beginning of year	**3,173,587**	2,463,554	9,773,193
Cash and cash equivalents at end of year	$5,764,716	$3,173,587	$2,463,554

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines and Transdata Systems, Inc. Significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks, repurchase agreements for government securities, and a money market account, all highly liquid investments with an original maturity of three months or less. At October 31, 2001 and 2000, the Company held overnight repurchase agreements for $1,495,000 and $1,474,000 of government securities with stated interest rates of 1.0% and 5.20%.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

The Company leases certain equipment under financing agreements that are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

Major renewals, betterments, and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $4,267,000, $3,975,000, and $3,674,000 for the years ended October 31, 2001, 2000 and 1999.

Long-lived assets, including certain identifiable intangibles and goodwill related to those assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses. Any impairment loss is recognized in the period when it is determined that the carrying value of the goodwill may not be recoverable.

The Company has two buildings classified as assets held for sale relating to the sale of the Company's Cordage division in 2001 (See Note 8) and in relation to the Company's implementation of restructuring and profitability enhancement plan in 2001 (See Note 10).

GOODWILL

The excess cost over fair value of net assets of acquired businesses, goodwill, is being amortized by the straight-line method over periods ranging from 15 to 25 years. Accumulated amortization at October 31, 2001 and 2000 approximated $479,000 and $1,495,000. Amortization expense approximated $181,000, $242,000, and $160,000, for the years ended October 31, 2001, 2000 and 1999.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2001, 2000 and 1999 approximated $645,000, $641,000 and $693,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options. The effect of dilutive stock options increased weighted average shares outstanding by 0, 400 and 500 for the years ended October 31, 2001, 2000 and 1999.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of November 1, 2000, the Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The Company does not use derivatives, therefore, the adoption of this statement has not had an effect on earnings or the financial position of the Company.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development, and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. Internet sales represent less than 1% of the Company's sales for the years ended October 31, 2001, 2000 and 1999.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery, or returns. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), *Revenue Recognition in Financial Statements.* SAB 101 provides additional guidance in applying GAAP to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Company as of November 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The Company intends to adopt these standards with its fiscal year beginning November 1, 2001 in accordance with the provisions of the standards. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company intends to adopt new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $50,000 or approximately $0.01 per share per year. During 2002, when the Statements are adopted, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of November 1, 2001. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations for a disposal of a segment of a business*. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of November 1, 2001 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year Financial Statement presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2001	October 31, 2000
Printing:		
Raw materials	**$2,460,218**	$3,034,390
Work in process	**1,698,374**	2,041,255
Finished goods	**3,923,549**	4,144,178
Office products and office furniture	**3,682,054**	4,356,656
	$11,764,195	$13,576,479

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2001	October 31, 2000
Unsecured term notes payable to a bank, due in monthly principal installments of $148,810 plus interest at the prime rate with the last note maturing April 2004	**$4,464,449**	$6,250,000
Installment notes payable to banks, due in monthly installments totaling $117,282 plus interest rates approximating the the bank's prime rate and the last note maturing October 2006, collateralized by equipment, vehicles, inventory and accounts receivable	**2,859,733**	3,201,659
Unsecured installment notes payable to a bank, due in monthly installments of $82,921, plus interest at a fixed rate with an original maturity in May 2002	—	1,489,127
Capital lease obligations, due in monthly installments totaling $46,451 including interest at the bank's prime rate through October 2005	**1,078,830**	681,314
	8,403,012	11,622,100
Less current portion	**3,853,943**	3,551,916
Long-term debt, net of current portion	**$4,549,069**	$8,070,184

The unsecured term note agreements contain restrictive financial covenants requiring the Company to maintain certain financial ratios.

Maturities of long-term debt for each of the next five years follow:

	Notes Payable	Capital Leases	Total
2002	$3,329,627	$524,316	$3,853,943
2003	2,777,069	194,549	2,971,618
2004	1,112,083	209,505	1,321,588
2005	73,832	150,460	224,292
2006	31,571	—	31,571
Thereafter	—	—	—
	$7,324,182	$1,078,830	$8,403,012

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at interest rates at LIBOR plus 1% to 1.5%. The line of credit expires in April 2002 and contains certain restrictive financial covenants. There were no borrowings outstanding under this facility at October 31, 2001.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in December 2001 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2001.

The prime rate, the base interest rate on the above loans, approximated 5.5% and 9.5% at October 31, 2001 and 2000. Interest paid during the years ended October 31, 2001, 2000 and 1999 approximated $872,000, $1,018,000 and $1,230,000.

The Company's non-cash activities for 2001, 2000, and 1999 included equipment purchases of approximately $792,000, $756,000 and $589,000, which were financed by a bank.

4. Employee Benefit Plans

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation, and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $369,000, $375,000 and $369,000 for the years ended October 31, 2001, 2000 and 1999.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2001 ranged from $4.25 to $18.50. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 2 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2001	Weighted Average Exercise Price	2000	Weighted Average Exercise Price	1999	Weighted Average Exercise Price
Outstanding-beginning of year	**176,317**	**$11.44**	180,862	$13.94	158,424	$15.89
Granted	—	—	50,000	4.25	43,000	6.88
Exercised	—	—	—	—	—	—
Forfeited or expired	**(46,317)**	**13.72**	(54,545)	13.13	(20,562)	13.07
Outstanding-end of year	**130,000**	**10.63**	176,317	11.44	180,862	13.94
Weighted average fair value of options granted during the year	**$ —**		$1.14		$1.83	

A summary of stock options outstanding and exercisable at October 31, 2001, follows:

Exercise Price	Number Outstanding	Remaining Life
$17.90	25,000	0.13
18.50	28,000	1.12
6.88	34,000	2.63
4.25	43,000	3.14

The Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: risk-free interest rates of 6.00%; dividend yields of 4.71% and 2.91%; volatility factors of the expected market price of the Company's common stock of 39.9% and 32.5%; and a weighted-average expected life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Accordingly, the following pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is expensed in the year granted since the options vest immediately. The Company's pro forma information for the years ended October 31 follows:

	2001	2000	1999
Pro forma net income (loss)	$(2,182,000)	$2,075,000	$3,114,000
Pro forma basic and diluted earnings (loss) per share	$ (0.22)	$ 0.21	$ 0.32

The Company has deferred compensation agreements with two employees of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $1,000,000 over a ten year period after retirement. During fiscal 2001, one of these employees was paid out. The Company had accrued approximately $322,000 and $676,000 at October 31, 2001 and 2000 relating to these agreements. The amount expensed for these agreements for the years ended October 31, 2001, 2000 and 1999 approximated $21,000, $25,000 and $42,000. To assist in funding the deferred compensation agreements, the Company has invested in life insurance policies, which had cash surrender values of $322,000 and $604,000 at October 31, 2001 and 2000.

5. Income Taxes

Income taxes consisted of the following:

	Year Ended October 31,		
	2001	2000	1999
Current expense:			
Federal	$325,728	$1,332,515	$1,655,446
State	125,318	369,714	444,990
Deferred (benefit) expense	(814,020)	(239,120)	33,436
	$(362,974)	$1,463,109	$2,133,872

Deferred tax assets and liabilities are as follows:

	October 31,	
	2001	2000
Assets:		
Allowance for doubtful accounts	$ 572,922	$ 603,414
Deferred compensation	128,676	270,220
Net operating loss carryforward of acquired companies	120,334	115,127
Accrued vacation	205,249	184,359
Other accrued liabilities	409,043	314,153
Other assets	213,670	—
Gross deferred tax assets	1,649,894	1,487,273
Liabilities:		
Other assets	—	52,286
Property and equipment	4,093,044	4,504,926
Gross deferred liability	4,093,044	4,557,212
Net deferred tax liabilities	$2,443,150	$3,069,939

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2001	**2000**	**1999**
Statutory federal income tax rate	**(34.0%)**	34.0%	34.0%
State taxes, net of federal benefit	**(1.1)**	6.8	5.5
Restructuring permanent differences	**22.1**	—	—
Other	**(1.4)**	0.2	0.6
Effective tax rate	**(14.4%)**	41.0%	40.1%

Income taxes paid during the years ended October 31, 2001, 2000 and 1999 approximated $959,000, $2,144,000 and $1,755,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $1,349,000, of which $352,000 expires in 2011, $899,000 in 2012 and $98,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $2,650,000 of which $20,000 expires in 2010, $317,000 expires in 2012, $108,000 expires in 2013, $699,000 expires in 2014, $1,011,000 expires in 2015 and $495,000 expires in 2016. The Company established valuation allowances against certain net operating loss carryforwards and to the extent that the amounts are subsequently recognized, they will be recorded in the period used as a reduction of goodwill.

6. Related Party Transactions and Operating Lease Commitments

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates. The terms of these leases, which are accounted for as operating leases, range from five to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2001	**2000**	**1999**
Rent expense paid to affiliated entities for operating facilities	$441,000	$458,000	$428,000
Sales of office products, office furniture and printing services to affiliated entities	673,000	892,000	667,000

Historically, the Company either purchased a new vehicle or entered into a new vehicle lease with unrelated entities. These leases are on a month-to-month basis. Other vehicle rent expense to unrelated entities totaled $0, $119,000 and $168,000 for the years ended October 31, 2001, 2000 and 1999.

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $898,000, $1,007,000 and $1,064,000 for the years ended October 31, 2001, 2000 and 1999.

Under the terms and conditions of the above-mentioned leases, the Company pays all taxes, assessments, maintenance, repairs or replacements, utilities and insurance.

Future minimum rental commitments for all noncancelable operating leases with initial terms of one year or more consisted of the following at October 31, 2001:

2001	**$942,081**
2002	**771,231**
2003	**571,810**
2004	**321,270**
2005	**261,450**
Thereafter	**160,500**
	$3,028,342

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2001, 2000 and 1999 was approximately $2,842,000, $2,614,000 and $1,961,000.

7. Commitments and Contingencies

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the Company believes that the ultimate resolution of these claims and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. Acquisitions

On October 10, 2001, the Company acquired Transdata Systems, Inc. ("Transdata") of Baton Rouge and New Orleans, Louisiana. This transaction was accounted for under the purchase method of accounting.

On November 6, 2000, the Company acquired certain assets of the Huntington, West Virginia paper distribution division of The Cincinnati Cordage Paper Company ("Cordage") for $1.2 million, pursuant to an auction held by the U.S. Bankruptcy Court for the Southern District of Ohio. This transaction was accounted for under the purchase method of accounting. On April 30, 2001, the Company entered into a strategic alliance with Xpedx resulting in the assumption by Xpedx of the Cordage customer list and certain inventory items. This strategic alliance has been accounted for as a sale of a division with a gain recognized of approximately $400,000.

On November 30, 1999, the Company acquired all of the issued and outstanding common stock of Diez Business Machines, Inc. of Gonzales, Louisiana. This transaction was accounted for under the purchase method of accounting.

On July 16, 1999, the Company acquired certain assets and assumed certain liabilities of AIM Printing of Knoxville, Tennessee. On June 1, 1999, the Company acquired all of the issued and outstanding common stock of Independent Printing Service, Inc. of Evansville, Indiana. These transactions were accounted for under the purchase method of accounting.

Pro forma financial information related to these acquisitions has not been presented because such information would not be materially different from amounts reported herein.

9. Industry Segment Information

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); and the sale of office products and office furniture including interior design services. The Company employs approximately 815 people, of whom 88 are covered by a collective bargaining agreement, which expires on May 31, 2006. The Company believes its relations with employees are satisfactory.

The table below presents information about reported segments for the years ending October 31:

2001	**Printing**	**Office Products & Furniture**	**Total**
Revenues	**$107,599,525**	**$29,932,697**	**$137,532,222**
Elimination of intersegment revenue	**(9,453,411)**	**(2,934,501)**	**(12,387,912)**
Consolidated revenues	**$98,146,114**	**$26,998,196**	**$125,144,310**
Operating loss	**(257,098)**	**(1,988,891)**	**(2,245,989)**
Depreciation & amortization	**4,260,419**	**246,746**	**4,507,165**
Capital expenditures	**2,305,369**	**293,122**	**2,598,491**
Identifiable assets	**55,210,611**	**8,739,303**	**63,949,914**

2000	**Printing**	**Office Products & Furniture**	**Total**
Revenues	$105,895,778	$33,137,917	$139,033,695
Elimination of intersegment revenue	(9,239,099)	(3,465,190)	(12,704,289)
Consolidated revenues	$ 96,656,679	$29,672,727	$126,329,406
Operating income	3,032,018	1,372,576	4,404,594
Depreciation & amortization	4,019,769	266,279	4,286,048
Capital expenditures	2,947,161	142,686	3,089,847
Identifiable assets	57,265,350	14,293,849	71,559,199

1999	**Printing**	**Office Products & Furniture**	**Total**
Revenues	$101,162,938	$34,033,078	$135,196,016
Elimination of intersegment revenue	(8,758,013)	(2,079,201)	(10,837,214)
Consolidated revenues	$ 92,404,925	$31,953,877	$124,358,802
Operating income	4,451,565	1,734,772	6,186,337
Depreciation & amortization	3,648,497	243,815	3,892,312
Capital expenditures	4,473,359	193,510	4,666,869
Identifiable assets	56,999,278	16,643,216	73,642,494

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ending October 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Revenues:			
Total segment revenues	**$137,532,222**	$139,033,695	$135,196,016
Elimination of intersegment revenue	**(12,387,912)**	(12,704,289)	(10,837,214)
Consolidated revenue	**$125,144,310**	$126,329,406	$124,358,802
Operating income (loss):			
Total segment operating income (loss)	**$ (2,245,989)**	$ 4,404,594	$ 6,186,337
Interest income	**63,700**	71,094	157,691
Interest expense	**(890,787)**	(1,017,618)	(1,228,157)
Other income	**528,013**	113,710	210,912
Consolidated income (loss) before income taxes	**$ (2,545,063)**	$ 3,571,780	$ 5,326,783
Identifiable assets:			
Total segment identifiable assets	**$ 63,949,914**	$ 71,559,199	$ 73,642,494
Elimination of intersegment assets	**—**	—	—
Total consolidated assets	**$ 63,949,914**	$ 71,559,199	$ 73,642,494

10. Restructuring Charge, Asset Impairment Charge and Other Charges

In the third quarter of 2001, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The pre-tax charge resulting from these actions was $6.1 million ($4.3 million after-tax or $0.44 per share on a basic and diluted basis.) The charge related to approximately $3.1 million from asset impairments including goodwill, facility and equipment write-downs. The Company recorded charges for restructuring and other special charges of $3.0 million comprised primarily of severance payments, charge-offs related to duplicative facility leases, increases in allowance for doubtful accounts and inventory obsolescence and valuation reserves, costs related to the impairment of the Company's information systems hardware and software, charges related to termination and related fees of a pension plan of an acquired Company, and other charges and expenses related to plant consolidations and restructuring.

As a result of the Company's restructuring plan, approximately 35 employees were terminated from the Company primarily as a result of plant and office consolidations at the Company's Carolina Cut Sheets operation, Chapman Printing Lexington location and the Garrison Brewer division of Stationers. In addition, the Company anticipates the elimination of additional positions resulting from retirements and normal attrition within the next twelve to eighteen months. As of October 31, 2001, 35 employees were notified of their termination and one retired position was eliminated.

The cash and non-cash elements of the Company's restructuring charge, asset impairment charge, and other unusual charges approximated $1.5 million in cash and $4.6 million non-cash. The charges are classified on the statement of operations as components of operating income. Inventory obsolescence and valuation reserves are classified as a component of cost of sales. The printing segment charges approximated $3.5 million consisting of goodwill write-downs of $779,000, facilities and equipment write-downs of $235,000, severance costs of $51,000, inventory obsolescence and valuation reserves of $988,000 and restructuring and other charges of $1,457,000. The office products and furniture segment charges approximated $2.6 million consisting of goodwill write-downs of $1,611,000, facilities write-downs of $436,000, severance costs of $4,000 and restructuring and other charges of $541,000. Details of the approximated charges are as follows as of October 31, 2001:

		Utilized		
	Original accrual	**Cash**	**Noncash**	**Balance at Oct. 31, 2001**
Write-down of goodwill, facilities and equipment	$3,060,000	$ —	$3,060,000	$ —
Employee severance and termination benefits	55,000	25,000	—	30,000
Inventory obsolescence and valuation reserves	978,000	—	978,000	—
Restructuring and other charges	1,998,000	485,000	509,000	1,004,000
Total	$6,091,000	$510,000	$4,547,000	$1,034,000

11. Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates their carrying value.

12. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended October 31, 2001 and 2000.

	First Quarter	Second Quarter	Third Quarter (1)	Fourth Quarter
Revenues				
2001	**$31,921,000**	**$30,772,000**	**$30,237,000**	**$32,214,000**
2000	$31,633,000	$32,034,000	$30,415,000	$32,248,000
Gross Profit				
2001	**$ 8,730,000**	**$ 9,219,000**	**$ 7,573,000**	**$ 9,145,000**
2000	$ 8,633,000	$ 9,980,000	$ 9,267,000	$ 9,145,000
Net income (loss)				
2001	**$ 279,000**	**$ 938,000**	**$ (4,246,000)**	**$ 847,000**
2000	$ 252,000	$ 940,000	$ 452,000	$ 465,000
Earnings (loss) per share				
Basic				
2001	**$ 0.03**	**$ 0.10**	**$ (0.44)**	**$ 0.09**
2000	$ 0.03	$ 0.10	$ 0.05	$ 0.05
Diluted				
2001	**$ 0.03**	**$ 0.10**	**$ (0.44)**	**$ 0.09**
2000	$ 0.03	$ 0.10	$ 0.05	$ 0.05
Weighted Average Shares Outstanding				
Basic				
2001	**9,714,000**	**9,714,000**	**9,714,000**	**9,714,000**
2000	9,714,000	9,714,000	9,714,000	9,714,000
Diluted				
2001	**9,714,000**	**9,714,000**	**9,714,000**	**9,714,000**
2000	9,716,000	9,714,000	9,714,000	9,714,000

(1) Includes the third quarter 2001 restructuring, asset impairment and other charges (See Note 10)

Shareholders' Information

Corporate Headquarters
Champion Industries, Inc.

Mailing Address:
P.O. Box 2968
Huntington, WV 25728

Street Address:
2450-90 First Avenue
Huntington, WV 25703
Phone: 304–528–2700
Fax: 304–528–2765

Notice to Shareholders
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2001, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728

Annual Meeting
The annual meeting of shareholders will be held at 1:00 pm on Monday, March 18, 2002, at the Radisson Hotel Huntington, 1001 3rd Avenue, Huntington, WV

Requests for Information
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

Stock Transfer Agent and Registrar
National City Bank
Cleveland, OH
1–800–622–6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193–0900

Common Stock Listing
Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (NMS) under the symbol CHMP. NASDAQ Market Makers at October 31, 2001 were:

Advest, Inc.
Ferris Baker Watts, Incorporated

Auditors
Ernst & Young LLP
900 United Center
Charleston, WV 25301

Website
Visit our website at:
www.champion-industries.com

PRINTING DIVISIONS


Bridgeville, PA
INTERFORM SOLUTIONS
Bridgeville, PA
CONSOLIDATED GRAPHIC COMMUNICATIONS
Baltimore, MD
US TAG
Cincinnati, OH
THE MERTEN COMPANY
Parkersburg, WV
CHAPMAN PRINTING COMPANY
PARKERSBURG
Lexington, KY
CHAPMAN PRINTING COMPANY
LEXINGTON
Huntington, WV
CHAPMAN PRINTING COMPANY
HUNTINGTON
Charleston, WV
CHAPMAN PRINTING COMPANY
CHARLESTON
Asheville, NC
Knoxville, TN
Huntington, WV
Carolina Cut Sheets
Kingsport, TN
Donihe Graphics
New Orleans, LA
UPTON PRINTING
Jackson, MS
CHAMPION INDUSTRIES
Baton Rouge, LA
BOURQUE PRINTING, INC.
New Orleans, LA
Baton Rouge, LA
TRANSDATA SYSTEMS, INC

CHAMPION INDUSTRIES, INC.

PRINTING DIVISIONS

PRODUCTION AND SALES CAPABILITIES

	Digital Color Proof	Sales & Customer Service	Pre-Press	Sheet Printing	Process Color	Web Color Printing	Hi-Fi/Hexachrome FM/Stochastic Printing	High Volume	Continuous & Snap-out Forms	Cut Sheet Forms	Tags	Fulfillment	Variable Imaging	Mailing Services	Mailers	e-Commerce Solutions
INTERFORM SOLUTIONS Bridgeville, PA	C	C	C		C			C	C	C		C	C	C	C	
CONSOLIDATED GRAPHIC COMMUNICATIONS Bridgeville, PA	C	C	C		C			C	C	C		C	C	C	C	C
US TAG & TICKET Baltimore, MD		C	C	C				C			C					
THE MERTEN COMPANY Cincinnati, OH	C	C	C	C	C		C	C				C				
CHAPMAN PRINTING CO. Parkersburg, WV	C	C	C	C	C		C	C								
CHAPMAN PRINTING CO. Lexington, KY	C	C	C									C				
CHAPMAN PRINTING CO. Huntington, WV	C	C	C	C	C			C	C	C		C				
CHAPMAN PRINTING CO. Charleston, WV	C	C	C	C	C			C	C	C		C				
BLUE RIDGE PRINTING Asheville, NC	C	C	C	C	C		C	C								
BLUE RIDGE PRINTING Knoxville, TN	C	C	C	C	C		C	C								
CAROLINA CUT SHEETS Huntington, WV		C	C	C				C	C	C						
DONIHE GRAPHICS Kingsport, TN	C	C	C	C	C	C		C								
UPTON PRINTING New Orleans, LA	C	C	C	C	C		C	C				C				
CHAMPION JACKSON Jackson, MS		C	C									C		C		
BOURQUE PRINTING Baton Rouge, LA		C	C	C	C							C		C		
TRANSDATA SYSTEMS Baton Rouge, LA New Orleans, LA	C	C	C		C			C	C	C	C	C	C	C	C	

CHAMPION INDUSTRIES, INC.

OFFICE PRODUCTS AND FURNITURE DIVISIONS



MEETING THE NEEDS OF BUSINESS FOR OVER 30 YEARS

Customer Service
e-Commerce
Copier & Duplicator Supplies
Computer Ergonomics
Writing Instruments
Ribbons / Cartridges
Computer Accessories
Lunchroom Supplies
Computer Diskettes
Media Storage
Data Products
Visual Products
Office Design
Office Furniture
Paper Products
Fulfillment
Color Copying
Pre-Owned Furniture
Budget Furniture
Audio Products
Desk Accessories
Filing Supplies

OFFICE PRODUCTS AND FURNITURE DIVISIONS



Belpre, OH
GarrisonBrewer
Morgantown, WV
Champion Morgantown
A DIVISION OF STATIONERS, INC.
Evansville, IN
Smith&Butterfield
Owensboro, KY
Smith&Butterfield
Clarksburg, WV
Champion Clarksburg
Huntington, WV
Stationers
Charleston, WV
CAPITOL BUSINESS INTERIORS
Jackson, MS
CHAMPION INDUSTRIES JACKSON
Gonzales, LA
DIEZ OFFICE PRODUCTS

SALES REPRESENTATIVES IN OUR PRINTING DIVISIONS ALSO SELL OFFICE PRODUCTS AND FURNITURE.

CHAMPION
INDUSTRIES, INC.

POST OFFICE BOX 2968
HUNTINGTON, WV 25728-2968
304.528.2700
WWW.CHAMPION-INDUSTRIES.COM